SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 7, 2013

On August 7, 2013, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures found at the end of these minutes. Board Member Felipe Montoro Jens, who was represented by his respective alternate, Mauro Motta Figueira, was absent. Chief Executive Officer Carlos Fadigas de Souza Filho, Officers Décio Oddone da Costa, Luciano Guidolin, Mario Augusto da Silva and Rui Chammas were also present, as well as Marcelo Cerqueira, in charge of the Vinyl Unit, Aluizio Rocha, representative of the Fiscal Board, and Guilherme A.C. Furtado Filho, responsible for the Corporate Governance area. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, presided the meeting and Marcella Menezes Ferreira de Souza Fagundes acted as secretary. AGENDA:  I) Subjects for Deliberation: General Meeting Call Notice – The call notice for the Extraordinary General Meeting has been authorized,  to be held on a date to be defined in due time by the Chairman of the Board of Directors and disclosed upon publication of the respective call notice pursuant to law, to deliberate on a) Rectification of alternate members of the Company’s Fiscal Board, without the election of new members; and b) substitution of the Board members of the Company, based on the resignations submitted, II) Subjects for Acknowledgement: Presentations and/or reports were made, as applicable, by the respective individuals responsible for: a) Braskem’s results for the second quarter of 2013; b) report on the Meeting of the Finance and Investments Committee held on this date; and c) update regarding the investment projects of the Company, III) Subjects of Interest to the Company:  Nothing to register, and IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, August 7, 2013. Sgd.: Marcelo Bahia Odebrecht - Chairman; Marcella Menezes Fagundes – Secretary; José Carlos Cosenza; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; José Alcides Santoro Martins; Luiz de Mendonça; Mauro Motta Figueira; Newton Sergio de Souza; Patrick Horbach Fairon and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 7, 2013

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.